PINNACLE ENTERTAINMENT REPORTS 2015 SECOND QUARTER FINANCIAL RESULTS

LAS VEGAS, July 30, 2015 - Pinnacle Entertainment, Inc. (NYSE: PNK) today reported financial results for the second quarter ended June 30, 2015.

2015 Second Quarter Highlights:

•
Net revenues increased by $26.8 million or 4.8% year over year to a record $582.0 million and Consolidated Adjusted EBITDA increased by $13.7 million or 9.7% year over year to $154.3 million, inclusive of $0.6 million of cost related to the Lake Charles team member retention program and $0.6 million from cost and lost business volume related to flooding of the Red River in Bossier City. Consolidated Adjusted EBITDA margin increased by 120 basis points to 26.5%.

•
2015 second quarter performance was driven by strong year over year increases in Adjusted EBITDA at the properties in the Company's Midwest segment, particularly at Kansas City, St. Charles, River City, and Belterra Resort. South segment performance was led by Adjusted EBITDA growth at Baton Rouge and Vicksburg, while the West segment was driven by the strong performance of Black Hawk.

•
Income from continuing operations increased by $18.1 million to $15.8 million from a loss of $2.3 million in the prior year period. Income from continuing operations margin increased by 310 basis points to 2.7% from (0.4)% in the prior year period. GAAP diluted net income per share was $0.34 versus a loss per share of $0.04 in the prior year period. Adjusted income per share increased to $0.41 from $0.37 in the prior year period.

Additional Highlights:

•	In 2015 second quarter, the Company repaid $89 million in principal amount of debt with cash flow from operations and proceeds from the sale of excess land.

•	In April 2015, the Company completed the sale of excess land holdings in Reno, NV and Springfield, MA, in separate transactions, for total cash consideration of approximately $25 million.

•	The Company made its final payment of $25 million to the Ohio Lottery Commission for the Belterra Park video lottery terminal license in April 2015.

•
On July 20, 2015, the Company entered into a definitive agreement under which Gaming & Leisure Properties, Inc. ("GLPI") will acquire substantially all of its real estate assets in a transaction valued at approximately $5.0 billion, following the spin-off of the Company's operations into a separate public company ("Op Co"). As consideration for the Company's real estate, PNK shareholders will receive 0.85 shares of GLPI common stock per PNK share they own, as well as one share of the spun-off Op Co per share of PNK they own. The transaction is expected to close by the end of the 2016 first quarter, subject to regulatory and shareholder approvals.

Anthony Sanfilippo, Chief Executive Officer of Pinnacle Entertainment, commented, "We are pleased to report another quarter of strong financial performance. We continue to benefit from the results of our efforts to integrate our portfolio of properties, the initiatives we have implemented that are designed to drive cost and revenue synergies, leverage our scale, and capitalize on the growth opportunities we see throughout our portfolio.

"Our 2015 second quarter performance was led by the properties in the Midwest segment, where every property produced year over year increases in both net revenue and Adjusted EBITDA. River City, St. Charles, Kansas City and Belterra Resort collectively produced a 7% increase in net revenue and a 15% increase in Adjusted EBITDA, while East Chicago and Council Bluffs produced a combined 6% increase in revenue and 8% increase in Adjusted EBITDA. Our hotel, event center and parking garage expansion at River City, which opened in September 2013, is gaining traction, allowing the property to profitably increase its market share. Revenue synergy initiatives broadly contributed to the performance of the Ameristar-branded properties, and particularly to the performance of St. Charles, Kansas City, and Council Bluffs. We believe there are further enhancement opportunities for these properties to continue to drive higher revenue levels from improved hotel yield management, increased emphasis on table gaming, and better guest acquisition and retention rates from our mychoice player loyalty program. In the Midwest segment, margins expanded at six of seven properties on a year over year basis.

"South segment results in the 2015 second quarter benefited from the strong performance of L'Auberge Baton Rouge, New Orleans, and Vicksburg, with each producing year over year increases in net revenue and Adjusted EBITDA. Adjusted EBITDA at L’Auberge Lake Charles declined in the 2015 second quarter, with the property experiencing an $8.7 million decrease in net revenue and a $4.2 million decrease in Adjusted EBITDA, excluding retention program costs. The decline in Lake Charles was driven in part by additional gaming capacity in the market. We are focused on prudently managing the property as the market absorbs the incremental supply. In Bossier City, Adjusted EBITDA decreased by $0.3 million year over year. The property was negatively impacted by flooding of the Red River, which hindered visitation to our property for more than two weeks in June.  We estimate this flooding negatively impacted Bossier City Adjusted EBITDA by $0.6 million due to lost business volume and clean up and repair costs.

"The strong performance of the West segment in the 2015 second quarter was driven by revenue growth and operational efficiency at Ameristar Black Hawk, as we were able to attract new guests from the Denver metropolitan area.

"From a macro perspective, trends continued to improve across our portfolio in the 2015 second quarter, with same store gaming revenues increasing by approximately 3%.  Within the quarter, April and May were strong, increasing approximately 3% and 7%, respectively, with volumes tapering slightly in June, particularly in Lake Charles and Bossier City. Excluding these two properties, gaming revenues increased by 5% on a same store basis in the 2015 second quarter, with growth rates consistent through the quarter.

"On July 20th, we entered into a definitive agreement with GLPI for a landmark transaction in which the Company will sell substantially all of its real estate assets following the spin-off of the Company's operations to its shareholders. As consideration for the Company's real estate, PNK shareholders will receive 0.85 shares of GLPI common stock per PNK share they own, as well as one share of the spun-off Op Co per share of PNK they own. Following the completion of the transaction, which we expect to occur before the end of the 2016 first quarter, Pinnacle Op Co will continue to operate its gaming entertainment facilities, and will lease its properties under a triple-net master lease with GLPI with initial annual rent of $377 million.

"We are excited about the transaction and believe it is a positive outcome for our team members, shareholders and the guests of our properties. We believe the transaction unlocks significant embedded real estate value with total consideration of approximately $5.0 billion, while providing our shareholders with a faster time table to realize the value relative to other alternatives available to the Company. Our shareholders can benefit from an ownership stake in a substantially larger triple-net lease REIT, while still owning 100% of a well-positioned operating company. Our operating company will be focused on maximizing the cash flow produced by its existing operating properties, while thoughtfully and prudently growing its asset base. We do not expect the transaction to have any impact on our operations. Our team members are focused on the execution of our business plan and providing memorable experiences to our guests," concluded Mr. Sanfilippo.

Summary of Second Quarter Results

(in thousands, except per share data)	Three months ended June 30,
	2015	2014
Net revenues	$581,960	$555,190
Consolidated Adjusted EBITDA (1)	$154,245	$140,553
Consolidated Adjusted EBITDA margin (1)	26.5%	25.3%
Operating income (2,3)	$81,207	$66,827
Income (loss) from continuing operations	$15,793	$(2,317)
Income (loss) from continuing operations margin	2.7%	(0.4)%
GAAP net income (loss) attributable to Pinnacle Entertainment, Inc.	$21,744	$(2,259)
Diluted net income (loss) per share	$0.34	$(0.04)
Adjusted income per share (1)	$0.41	$0.37

(1)
For a further description of Consolidated Adjusted EBITDA, Consolidated Adjusted EBITDA margin, and Adjusted income per share, please see the section entitled “Non-GAAP Financial Measures” and the reconciliations to the GAAP equivalent financial measures below.

(2)
Operating income in the 2015 second quarter includes $6.1 million in pre-opening, development and other costs, principally related to the Company's pursuit of a separation of its real estate assets and its operating assets, versus $6.9 million in the prior year period.

(3)
Operating income in the 2015 second quarter includes a $0.3 million net negative impact related to write-downs, reserves and recoveries, which included an $8.3 million non-cash impairment of Pinnacle Retama Partners, LLC and a gain on disposition of land in Springfield, Massachusetts of $8.4 million.  The prior year period included a net negative impact of $2.6 million related to write-downs, reserves and recoveries.

In the 2015 second quarter, revenues increased by $26.8 million or 4.8% to $582.0 million, while Consolidated Adjusted EBITDA was $154.3 million, an increase of $13.7 million or 9.7% compared to the same period in 2014. In the 2015 second quarter, Consolidated Adjusted EBITDA was negatively impacted by $0.6 million of cost related to the Lake Charles team member retention program and by $0.6 million from cost and lost business volume from flooding of the Red River in Bossier City. Consolidated Adjusted EBITDA margin increased by 120 basis points year over year to 26.5%.

Consolidated Adjusted EBITDA in the prior year period was negatively impacted by $10.2 million of unusual expense and operational items, including $4.5 million related to the company-wide rollout of the mychoice player loyalty program to the Ameristar-branded properties, $4.3 million from severance expense and referendum opposition costs, and $1.4 million from repair costs and lost business volume in Vicksburg due to water damage and lost business volume from systems integration related property shutdowns in Missouri.

Operating income increased by $14.4 million to $81.2 million in the 2015 second quarter versus $66.8 million in the prior year period, despite additional depreciation expense associated with Belterra Park and the recently opened New Orleans hotel. Income from continuing operations increased by $18.1 million to $15.8 million in the 2015 second quarter from a loss of $2.3 million in the prior year period. Income from continuing operations margin increased by 310 basis points to 2.7% from (0.4)% in the prior year period.

GAAP diluted net income per share was $0.34 in the 2015 second quarter versus a loss per share of $0.04 in the prior year period. Adjusted income per share increased by $0.04 or 10.8% year over year to $0.41 in the 2015 second quarter from $0.37 in the prior year period. Income from continuing operations, GAAP diluted net income per share and Adjusted income per share increased year over year, driven by the Company's strong year over year revenue and EBITDA performance, as well as lower interest expense from the substantial debt repayments made since completing the Ameristar acquisition in 2013.

2015 Second Quarter Operational Overview

Midwest Segment
In the Midwest segment, revenues increased by $26.5 million or 8.9% year over year to $322.9 million in the 2015 second quarter. Adjusted EBITDA increased by $11.8 million or 14.0% to $96.0 million. Adjusted EBITDA margin was 29.7%, an increase of 130 basis points year over year. On a same store basis, excluding Belterra Park in both time periods, segment net revenues increased by $18.4 million or 6.5% year over year, while Adjusted EBITDA increased by $10.6 million or 12.5%. On this same basis, Adjusted EBITDA flow through was strong and Adjusted EBITDA margins increased by approximately 170 basis points year over year. Belterra Park generated net revenues of $21.8 million and Adjusted EBITDA of $0.9 million in the 2015 second quarter versus $13.7 million and $(0.3) million, respectively, in the prior year period.

South Segment
In the South segment, revenues decreased by $3.2 million or 1.6% year over year to $200.5 million in the 2015 second quarter. Adjusted EBITDA decreased by $3.0 million or 4.8% to $59.0 million. Adjusted EBITDA margin was 29.4%, a decrease of 100 basis points year over year. 2015 second quarter South segment Adjusted EBITDA was negatively impacted by $0.6 million of cost associated with the Lake Charles team member retention program. Bossier City was negatively impacted by $0.6 million from cost and lost business volume related to flooding of the Red River.

West Segment
West segment revenues were $57.2 million in the 2015 second quarter, an increase of $3.5 million or 6.5% year over year. Adjusted EBITDA was $20.1 million, an increase of $1.0 million or 5.2% year over year. Adjusted EBITDA margin was 35.1%, a decrease of 50 basis points year over year.

Corporate Expenses and Other
Corporate expenses and other, which is principally comprised of corporate overhead expenses, as well as the Heartland Poker Tour and Retama Park management operations, decreased by $3.9 million year over year in the 2015 second quarter to $20.8 million. Excluding non-recurring expense items in the prior year period, Corporate Expenses and other declined modestly year over year.

Balance Sheet Improvement to Benefit Pro Forma Op Co Capital Structure
Carlos Ruisanchez, President and Chief Financial Officer of Pinnacle Entertainment, commented, "We continue to make significant progress on improving both our core operational metrics and balance sheet. We believe there are more enhancements to make, and we will continue to work to maximize the cash flow produced by our portfolio of properties.

"In the 2015 second quarter, we produced strong free cash flow, which combined with proceeds from non-core land sales, enabled us to repay $89 million of debt during the 2015 second quarter. As a result of this debt repayment, covenant leverage in our current credit facility is now below 6.0x.

"With expansion capital expenditures on Belterra Park and the New Orleans hotel behind us, our free cash flow has improved and our capital expenditures are focused on maintenance and improvement of our existing property portfolio. In addition to core maintenance spending, in the 2015 second quarter, our capital expenditures were focused on making select upgrades to gaming and non-gaming amenities where prudent, with the goal of providing our guests with the best possible gaming entertainment experience and growing our profitable revenue streams.

"We are very excited about the prospects created by the GLPI transaction, both in terms of the substantial value our shareholders will receive for the Company's real estate and the opportunity to create additional long-term value with the spun-off Op Co. With a solid pro forma balance sheet and strong free cash flow profile, we believe the operating company will have significant financial flexibility to operate its business, to capitalize on organic development opportunities within the portfolio, and to grow its presence with external opportunities in the broader gaming, entertainment and leisure industries," concluded Mr. Ruisanchez.

Liquidity, Capital Expenditures and Interest Expense

Liquidity
At June 30, 2015, the Company had approximately $122.0 million in cash and cash equivalents. As of June 30, 2015, approximately $475.1 million was drawn on the Company’s $1.0 billion revolving credit facility and approximately $12.0 million of letters of credit were outstanding. In the 2015 second quarter, the Company repaid $89 million in principal amount of debt during the quarter. Total principal amount of debt at the end of the 2015 second quarter was $3.76 billion.

Capital Expenditures
Capital expenditures were approximately $20.6 million in the 2015 second quarter and related principally to maintenance capital expenditures on existing operating assets and corporate initiatives.

Interest Expense
Gross interest expense before capitalized interest was $60.1 million in the 2015 second quarter, compared to $62.9 million in the prior year period.  The decrease in gross interest expense is attributable to the substantial reduction in total debt the company has achieved with asset sales proceeds and operating cash flow. Capitalized interest for 2015 second quarter was zero versus $0.8 million in the prior year period.

Investor Conference Call
Pinnacle Entertainment will hold a conference call for investors today, Thursday, July 30, 2015, at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss its 2015 second quarter financial and operating results. Investors may listen to the call by dialing (706) 679-7241. The code to access the conference call is 68847877. Investors may also listen to the conference call live over the Internet at www.pnkinc.com.

A replay of the conference call will be available to all interested parties in the Events & Presentations section of the Company’s Investor Relations website following its conclusion. The Company’s Investor Relations website can be accessed at http://investors.pnkinc.com.

Non-GAAP Financial Measures
Consolidated Adjusted EBITDA, Consolidated Adjusted EBITDA margin, Adjusted net income (loss), and Adjusted income (loss) per share are non-GAAP measurements. The Company defines Consolidated Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. The Company defines Adjusted net income (loss) as net income (loss) before pre-opening, development and other costs, asset impairment costs, impairment of equity method investment, write-downs, reserves, recoveries, corporate-

level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on early extinguishment of debt, income (loss) from equity method investment, non-controlling interest and discontinued operations, finite-lived intangible amortization, significant unusual items, and adjustment for taxes on such items. The Company defines Adjusted income (loss) per share as Adjusted net income (loss) divided by the weighted-average number of shares of the Company’s common stock outstanding. The Company defines Consolidated Adjusted EBITDA margin as Consolidated Adjusted EBITDA divided by revenues on a consolidated basis.

Not all of the aforementioned benefits and costs occur in each reporting period, but have been included in the definition based on historical activity.

The Company uses Consolidated Adjusted EBITDA as a relevant and useful measure to compare operating results between accounting periods. The presentation of Consolidated Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of its business and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Management eliminates the results from discontinued operations as they are discontinued. Management also reviews pre-opening, development and other costs separately, as such expenses are also included in total project costs when assessing budgets and project returns, and because such costs relate to anticipated future revenues and income. Management believes that Consolidated Adjusted EBITDA is a useful measure for investors because it is an indicator of the strength and performance of ongoing business operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value of companies within our industry. Consolidated Adjusted EBITDA also approximates the measures used in the debt covenants within the Company’s debt agreements. Consolidated Adjusted EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using other comparative measures to assist in the evaluation of operating performance.

Adjusted net income (loss) and Adjusted income (loss) per share are presented solely as supplemental disclosures, as they are methods that management reviews and uses to analyze the performance of its core operating business. For many of the same reasons mentioned above relating to Consolidated Adjusted EBITDA, management believes Adjusted net income (loss) and Adjusted income (loss) per share are useful analytic tools as they enable management to track the performance of its core casino operating business separate and apart from factors that do not impact decisions affecting its operating casino properties, such as impairments of intangible assets, significant unusual items, or costs associated with the Company’s development activities. Management believes Adjusted net income (loss) and Adjusted income (loss) per share are useful to investors since these adjustments provide a measure of performance that more closely resembles widely used measures of performance and valuation in the gaming industry. Adjusted net income (loss) and Adjusted income (loss) per share do not include the costs of the Company’s development activities, certain asset sale gains, or the costs of its refinancing activities, but the Company compensates for these limitations by using other comparative measures to assist in evaluating the performance of its business.

EBITDA measures, such as Consolidated Adjusted EBITDA, Consolidated Adjusted EBITDA margin, Adjusted net income (loss), and Adjusted income (loss) per share described above, are not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies. See the attached “supplemental information” tables for reconciliations of these measures to the GAAP equivalent financial measures.

Definition of Adjusted EBITDA and Adjusted EBITDA Margin for Reportable Segments
The Company defines Adjusted EBITDA for each reportable segment as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, gain (loss) on sale of certain assets, inter-company management fees, gain (loss) on early extinguishment of debt, gain (loss) on sale of discontinued operations, and discontinued operations. The Company defines Adjusted EBITDA margin for each reportable segment as Adjusted EBITDA divided by revenues for such segment. The Company uses Adjusted EBITDA and Adjusted EBITDA margin to compare operating results among its properties and between accounting periods.

About Pinnacle Entertainment
Pinnacle Entertainment, Inc. owns and operates 15 gaming entertainment properties, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, and Ohio. The Company also holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, GLPI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. GLPI and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants
GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Forward Looking Statements
All statements included in this presentation, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,”

“intends,” “plans,” “could,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding (A) the transaction between the Company and Gaming and Leisure Properties, Inc. (“GLPI”) whereby the Company would sell its real estate assets to GLPI, including the plans, projections and estimates regarding the Company (and any operating business of the Company that would be spun-off to stockholders) following a transaction with GLPI and the consummation of any transaction and the timing thereof; the ability of the Company to complete the contemplated financing transactions and reorganizations in connection with the transaction; the ability of the Company to obtain required regulatory approvals regarding the transaction; the stock price of the Company and GLPI following the consummation of a transaction with GLPI; and the potential advantages, benefits and impact of, and opportunities created by, the transaction, the strategy and growth of the resulting companies; and (B) with respect to the Company’s business generally, expected results of operations and future operating performance and future growth; adequacy of resources to fund development and expansion projects, liquidity, financing options, including the state of the capital markets and our ability to access the capital markets; the state of the credit markets and economy, cash needs, cash reserves, operating and capital expenses, expense reductions, the sufficiency of insurance coverage, anticipated marketing costs at various projects; the future outlook of the Company and the gaming industry and pending regulatory and legal matters; the ability of the Company to continue to meet its financial and other covenants governing its indebtedness; the Company’s anticipated future capital expenditures; the ability to implement strategies to improve revenues and operating margins at the Company’s properties; reduce costs and debt; the Company’s ability to successfully implement marketing programs to increase revenue at the Company’s properties; the Company’s ability to improve operations and performance at Belterra Park Gaming and Entertainment Center, and Boomtown New Orleans and the potential impact of the Golden Nugget’s Lake Charles resort on the Company’s results of operations. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI will be completed on any particular timeframe or at all. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. Additional factors and uncertainties include, but are not limited to: the Company’s sensitivity to reductions in consumers’ discretionary spending as a result of downturns in the economy; significant competition in the gaming industry in all of the Company’s markets, which could adversely affect the Company’s revenues and profitability; harm to the Company from cyber security attacks, which could adversely affect the Company’s revenues and profitability; the implementation and operational complexities regarding the transaction with GLPI, including obtaining required regulatory approvals, financings and possible internal reorganizations; the operating and financial restrictions on the Company imposed by the terms of the Company’s credit facility and the indentures governing its senior and subordinated indebtedness; and other risks, including those as may be detailed from time to time in the Company’s filings with the Securities and Exchange Commission (“SEC”). For more information on the potential factors that could affect the Company’s financial results and business, review the Company’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

References in this press release to "Pinnacle Entertainment, Inc.," "Pinnacle, " "Company," "we," "our" or "us" refer to Pinnacle Entertainment, Inc. and its subsidiaries, except where stated or the context otherwise indicates.

Ameristar, Belterra, Boomtown, Casino Magic, Heartland Poker Tour, L’Auberge, River City, mychoice, and Belterra Park are registered trademarks of Pinnacle Entertainment, Inc. All rights reserved.

Investor Relations	Media Relations
Vincent J. Zahn, CFA	Tracy West
Vice President, Finance, Investor Relations & Treasury	Vice President, Communications
702/541-7777 or investors@pnkmail.com	702/541-7777 or tracy.west@pnkmail.com

- financial tables follow -

Pinnacle Entertainment, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)
Revenues:
Gaming	$519,326	$493,281	$1,033,673	$973,421
Food and beverage	31,430	30,356	63,460	57,969
Lodging	13,133	13,802	24,628	24,592
Retail, entertainment and other	18,071	17,751	33,038	31,977
Total revenues	581,960	555,190	1,154,799	1,087,959
Expenses and other costs:
Gaming	281,960	266,604	546,845	514,598
Food and beverage	28,984	28,199	58,151	52,911
Lodging	6,343	6,465	12,131	11,594
Retail, entertainment and other	8,150	6,688	13,240	11,264
General and administrative	107,086	112,148	209,376	212,415
Depreciation and amortization	61,875	58,773	129,706	117,084
Pre-opening, development and other costs	6,108	6,907	7,675	10,319
Write-downs, reserves and recoveries, net	247	2,579	3,391	3,224
Total expenses and other costs	500,753	488,363	980,515	933,409
Operating income	81,207	66,827	174,284	154,550
Interest expense, net	(59,995)	(62,003)	(121,078)	(128,792)
Loss on early extinguishment of debt	—	(8,234)	—	(8,234)
Loss from equity method investments	—	—	(83)	—
Income (loss) from continuing operations before income taxes	21,212	(3,410)	53,123	17,524
Income tax benefit (expense)	(5,419)	1,093	(10,251)	(1,097)
Income (loss) from continuing operations	15,793	(2,317)	42,872	16,427
Income from discontinued operations, net of income taxes	4,699	26	4,916	325
Net income (loss)	20,492	(2,291)	47,788	16,752
Net loss attributable to non-controlling interest	(1,252)	(32)	(1,262)	(36)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$21,744	$(2,259)	$49,050	$16,788
Net income (loss) per common share—basic
Income (loss) from continuing operations	$0.28	$(0.04)	$0.73	$0.28
Income from discontinued operations, net of income taxes	0.08	—	0.08	—
Net income (loss) per common share—basic	$0.36	$(0.04)	$0.81	$0.28
Net income (loss) per common share—diluted
Income (loss) from continuing operations	$0.27	$(0.04)	$0.70	$0.27
Income from discontinued operations, net of income taxes	0.07	—	0.08	—
Net income (loss) per common share—diluted	$0.34	$(0.04)	$0.78	$0.27

Number of shares—basic	60,976	59,593	60,808	59,429
Number of shares—diluted	63,355	59,593	62,973	61,328

1

Pinnacle Entertainment, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Cash and cash equivalents	$122,011	$164,654
Other assets, including restricted cash	1,600,340	1,630,759
Land, buildings, vessels and equipment, net	2,925,030	3,017,009
Assets held for sale and assets of discontinued operations	10,019	21,260
Total assets	$4,657,400	$4,833,682

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities, other than long-term debt	$326,377	$379,504
Long-term debt, including current portion	3,793,328	3,986,654
Deferred income taxes	185,569	177,729
Liabilities held for sale and liabilities of discontinued operations	98	413
Total liabilities	4,305,372	4,544,300
Total stockholders' equity	352,028	289,382
Total liabilities and stockholders' equity	$4,657,400	$4,833,682

2

Pinnacle Entertainment, Inc.
Supplemental Information
Revenues and Adjusted EBITDA and
Reconciliations of Consolidated Adjusted EBITDA to Income (Loss) from Continuing Operations and Consolidated Adjusted EBITDA Margin to Income (Loss) from Continuing Operations Margin
(In thousands, unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Revenues:
Midwest (a)	$322,871	$296,430	$636,765	$576,666
South (b)	200,483	203,727	404,148	403,675
West (c)	57,203	53,671	110,931	104,325
Total Segment Revenues	580,557	553,828	1,151,844	1,084,666
Corporate and Other (d)	1,403	1,362	2,955	3,293
Total Revenues	$581,960	$555,190	$1,154,799	$1,087,959

Adjusted EBITDA:
Midwest (a)	$95,999	$84,200	$196,779	$174,320
South (b)	58,982	62,017	126,506	126,656
West (c)	20,084	19,052	40,742	37,350
Segment Adjusted EBITDA	175,065	165,269	364,027	338,326
Corporate Expenses and Other (d)	(20,820)	(24,716)	(40,059)	(44,539)
Consolidated Adjusted EBITDA (e)	$154,245	$140,553	$323,968	$293,787

Other benefits (costs):
Depreciation and amortization	$(61,875)	$(58,773)	$(129,706)	$(117,084)
Pre-opening, development and other costs	(6,108)	(6,907)	(7,675)	(10,319)
Non-cash share-based compensation expense	(4,808)	(5,467)	(8,912)	(8,610)
Write-downs, reserves and recoveries, net	(247)	(2,579)	(3,391)	(3,224)
Interest expense, net	(59,995)	(62,003)	(121,078)	(128,792)
Loss from equity method investment	—	—	(83)	—
Loss on early extinguishment of debt	—	(8,234)	—	(8,234)
Income tax benefit (expense)	(5,419)	1,093	(10,251)	(1,097)
Income (loss) from continuing operations	$15,793	$(2,317)	$42,872	$16,427
Consolidated Adjusted EBITDA margin % (e)	26.5%	25.3%	28.1%	27.0%
Income (loss) from continuing operations margin %	2.7%	(0.4)%	3.7%	1.5%

(a)	Midwest segment includes: Ameristar Council Bluffs, Ameristar East Chicago, Ameristar Kansas City, Ameristar St. Charles, Belterra Casino Resort, Belterra Park, and River City.

(b)	South segment includes: Ameristar Vicksburg, Boomtown Bossier City, Boomtown New Orleans, L’Auberge Baton Rouge, and L’Auberge Lake Charles.

(c)	West segment includes: Ameristar Black Hawk, Cactus Petes, and the Horseshu.

(d)	Corporate expenses and Other includes corporate expenses, as well as the results of Heartland Poker Tour and from the management of Retama Park Racetrack.

(e)	See discussion of Non-GAAP Financial Measures above for a detailed description of Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA margin.

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Pinnacle Entertainment, Inc.
Supplemental Information
Reconciliations of GAAP Net Income (Loss) Attributable to Pinnacle Entertainment, Inc. to
Adjusted Net Income and GAAP Net Income (Loss) Per Share to Adjusted Income Per Share
(In thousands, except per share amounts, unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
GAAP net income (loss) attributable to Pinnacle Entertainment, Inc.	$21,744	$(2,259)	$49,050	$16,788
Pre-opening, development and other costs	6,108	6,907	7,675	10,319
Write-downs, reserves and recoveries, net	247	2,579	3,391	3,224
Severance expense and referendum opposition costs	—	4,264	—	4,264
Employee retention program costs	547	—	1,369	—
mychoice player loyalty program rollout charge	—	4,541	—	4,541
Loss on early extinguishment of debt	—	8,234	—	8,234
Vendor payment refund	—	—	(3,633)	—
Loss on equity method investment	—	—	83	—
Amortization of intangible assets (a)	3,933	5,155	7,824	10,253
Adjustment for income taxes	(2,027)	(7,486)	(2,816)	(8,429)
Income from discontinued operations, net of income taxes	(4,699)	(26)	(4,916)	(325)
Adjusted net income (b)	$25,853	$21,909	$58,027	$48,869

GAAP net income (loss) attributable to Pinnacle Entertainment, Inc.	$0.34	$(0.04)	$0.78	$0.27
Pre-opening, development and other costs	0.10	0.12	0.12	0.17
Write-downs, reserves and recoveries, net	—	0.04	0.05	0.05
Severance expense and referendum opposition costs	—	0.07	—	0.07
Employee retention program costs	0.01	—	0.02	—
mychoice player loyalty program rollout charge	—	0.08	—	0.07
Loss on early extinguishment of debt	—	0.14	—	0.13
Vendor payment refund	—	—	(0.06)	—
Loss on equity method investment	—	—	—	—
Amortization of intangible assets (a)	0.06	0.09	0.13	0.17
Adjustment for income taxes	(0.03)	(0.13)	(0.04)	(0.14)
Income from discontinued operations, net of income taxes	(0.07)	—	(0.08)	(0.01)
Adjusted income per share (b)	$0.41	$0.37	$0.92	$0.78
Number of shares—diluted	63,355	59,593	62,973	61,328

(a)	Includes amortization related to the acquired Ameristar player lists.

(b)	See discussion of Non-GAAP Financial Measures above for detailed descriptions of Adjusted net income and Adjusted income per share.

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